Exhibit 99.1

ICON Announces the Commencement of Direct Trading on NASDAQ

DUBLIN--(BUSINESS WIRE)--February 5, 2013--ICON plc, (NASDAQ: ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, commenced direct trading of ICON ordinary shares on NASDAQ (CUSIP Number G4705A 100) yesterday, 4th February 2013. This follows ICON’s withdrawal from the Irish Stock Exchange on the 30th January 2013 and the termination of the ADR programme in accordance with the resolutions approved by the shareholders at the Extraordinary General Meeting of the Company on 17th December 2012.

The information contained in this release is as of 5th February 2013. The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report for the fiscal year ended December 31, 2011 and in the forms filed with the US Securities and Exchange Commission, including the Forms 20-F, F-1, S-8 and F-3. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 82 locations in 40 countries and has approximately 9,430 employees. Further information is available at http://www.iconplc.com.

ICON/ICLR-F

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Sam Farthing
VP Investor Relations
+ 353 –1-291-2000